August 22, 2008
Pradip Bhaumik
Attorney Advisor
Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Parker Drilling Company Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 29, 2008 Form 10-Q for the Quarterly Period Ended June 30, 2008 Filed August 11, 2008 File No. 1-07573
Dear Mr. Bhaumik:
This letter responds to the request that Parker Drilling Company (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 14, 2008. For your convenience, the Company’s response is prefaced by the Staff’s request below.
General
1.	We note in your response letter that you are conducting an internal review relating to certain shipments of equipment and supplies that were routed through Iran, and the drilling of wells in Korpeje Field in Turkmenistan, from where gas may be exported by pipeline to Iran. We also note on pages 13 and 36 of your Form 10-Q that although you are unable to predict the scope or result of this internal review or its ultimate outcome, you have initiated a voluntary disclosure of these potential compliance issues to “the appropriate U. S. Government agency”.

Please represent to us that you will disclose in your future filings, as appropriate, any material information related to the status, findings, and results of your internal review and any material developments related to the Office of Foreign Assets Control and/or the Bureau of Industry and Security, as applicable.

U.S. Securities and Exchange Commission
August 22, 2008

     Response:
The Company represents that it will disclose in future filings, as appropriate, any material information related to the status, findings, and results of its internal review and any material developments related to the Office of Foreign Assets Control and/or the Bureau of Industry and Security, as applicable.
     If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (281) 406-2000.

Sincerely, /s/ Ronald C. Potter Ronald C. Potter Vice President and General Counsel